JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 23, 2023

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

REX IncomeMax AMD Strategy ETF

REX IncomeMax AMZN Strategy ETF

REX IncomeMax TSLA Strategy ETF

REX IncomeMax BIIB Strategy ETF

REX IncomeMax DIS Strategy ETF

REX IncomeMax EEM Strategy ETF

REX IncomeMax GDXJ Strategy ETF

REX IncomeMax GOOG Strategy ETF

REX IncomeMax META Strategy ETF

REX IncomeMax MSFT Strategy ETF

REX IncomeMax MSTR Strategy ETF

REX IncomeMax PYPL Strategy ETF

REX IncomeMax SLV Strategy ETF

REX IncomeMax SMH Strategy ETF

REX IncomeMax SNOW Strategy ETF

REX IncomeMax TLRY Strategy ETF

REX IncomeMax V Strategy ETF

Dear Ms. Rossotto:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on July 31, 2023. The comments related to Post-Effective Amendment (“PEA”) No. 60 to the registration statement of the Trust, which was filed on July 10, 2023, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of seventeen (17) new series of the Trust (as identified above) (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

August 23, 2023

Preliminary or General Comments

•	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing and also send via email to Ms. Rossotto, marked pages of revised disclosure.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for all Funds.

Response: As requested, the Trust will file this comment response letter on EDGAR and send via email marked pages of the revised disclosure to Ms. Rossotto. The Trust intends that new or revised disclosure that is similar to all Funds will be applied consistently to each Fund’s disclosure.

Prospectus

1.	Comment: Please demonstrate that each underlying issuer is a domestic company eligible to use Form S-3 for a primary offering of non-investment grade securities pursuant to General Instruction I.B.1 of that form.

Response: Whether an underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 is a legal determination for the underlying issuer and Registrant does not have all of the relevant facts to make this determination. Although the Registrant is not able to confirm that the underlying issuers are eligible to use Form S-3, it is noted that each underlying issuer has filed a Form S-3 with the Commission, except for iShares MSCI Emerging Markets ETF and Van Eck Junior Gold Miners ETF which each file a registration statement on Form N-1A, and Snowflake, Inc. which files a registration statement on Form S-1.

2.	Comment: In recent months, the staff has provided the Trust comments relating to other REX IncomeMax ETF filings using a similar strategy but with different reference issuers. Please confirm the Trust has considered the staff’s prior comments and has conformed, or intends to conform, the disclosure for all similar products.

Response: The Trust has considered the Staff’s prior comments and intends to conform the disclosure, as necessary and applicable, to all similar products.

3.	Comment: Please provide a completed fee table prior to going effective in a Rule 485(b) filing. Please also confirm that expenses related to short sales are included in the Portfolio Turnover line item.

Response: Attached as requested are the revised completed fee tables, which will be included in the full prospectus. The Funds do not engage in short sales.

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

August 23, 2023

Principal Investment Strategies

General Note to the Staff: The Trust believes that the formatting of headers in the section titled “Principal Investment Strategies” may have caused some confusion on the placement of disclosure in the prospectus and therefore, the formatting for the headers has been adjusted.

4.	Comment: In the section titled “Principal Investment Strategies” in the prospectus, please explain the meaning of: “while maintaining the opportunity for exposure to the share price.” Later in the same paragraph, the disclosure states the Fund “uses a synthetic covered call strategy to provide income and exposure to the share price returns.” To the extent these two sentences are inconsistent, please reconcile the disclosure.

Response: The Trust is not adjusting the disclosure to address the Staff’s comment as the Trust, in consultation with the investment adviser to the Funds, believes the statements identified in the comment are not inconsistent.

5.	Comment: In the section titled “Principal Investment Strategies” in the prospectus, “The Fund will seek to employ its investment strategy as it relates to AMD regardless of whether there are periods adverse market, economic, or other conditions and will not seek to take temporary defensive positions during such periods.” Please explain how this is consistent with an actively managed ETF.

Response: The Trust has added the following disclosure to address the Staff’s comment: “While solely maintaining exposure to the underlying issuer, the Fund will use derivatives to generate income in addition to seeking exposure to the underlying issuer, as such, over time, the Fund’s performance is expected to differ from the underlying issuer’s performance. Premium income generated from the Fund’s derivatives investments will be invested in U.S. Treasury securities and other money market instruments.”

6.	Comment: The Fund should include an 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940.

Response: The Trust has added the following disclosure to the “Principal Investment Strategies” section in the prospectus: “The Fund, under normal circumstances, invests in options contracts that provide exposure to [name of security] equal to at least 80% of its net assets (plus the amount any borrowings for investment purposes).”

7.	Comment: In the section titled “Principal Investment Strategies” in the prospectus, explain in more detail in this discussion the synthetic covered call strategy.

Response: The Trust has added the following disclosure to the “Principal Investment Strategy” section in the prospectus: “As part of the Fund’s synthetic covered call strategy, the Fund will purchase and sell a combination of standardized exchange-traded and/or FLexible EXchange® (FLEX) call and put option contracts that are based on the value of he price returns of [the applicable underlying stock], which is explained in more detail below.”

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

August 23, 2023

8.	Comment: In the section titled “Principal Investment Strategies” in the prospectus, please explain what a “premium” is and how it provides income to the Fund in the discussion that states the Fund’s “options contracts provide: … current income from the option premiums.”

Response: The Trust has added the following disclosure to the “Principal Investment Strategy” as concerns income from options premiums: “The Fund receives premiums from call option contracts sold. In selling call option contracts, the Fund sells an option in exchange for a premium (i.e., income). Therefore, these premiums generate income for the Fund.”

9.	Comment: In the section titled “Principal Investment Strategies” in the prospectus, the disclosure states the Fund does not invest directly in AMD. Please explain this statement considering the later disclosure concerning options contracts which states the Fund will be given “the right or obligation to receive or deliver shares of AMD.”

Response: The Trust notes that the Funds’ investment adviser will “cash settle” its options contracts and the Fund does not expect to receive or deliver shares of the underlying stock. The Trust has added clarifying disclosure to address the Staff’s comment.

10.	Comment: Please explain and disclose the types of instruments the Fund will use as stated in the sentence “However, in a synthetic covered call strategy, the investor (the Fund) does not own the underlying security, but rather seeks to synthetically replicate 100% of the price movements of the underlying security through the use of various investment instruments.”

Response: The Trust has added the following disclosure to the “Principal Investment Strategy”: “As further described herein, the Fund pursues a strategy to provide income and to provide synthetic exposure to the share price of the [underlying stock]. In doing so, the Fund invests in a combination of put and call options.”

11.	Comment: In the section of the prospectus titled: “Synthetic Covered Call Strategy,” please explain the meaning of the statement “allows the Fund to seek to participate….”in the first bullet point which states: “Synthetic long exposure to AMD, which allows the Fund to seek to participate in the changes, up or down, in the price of AMD’s stock.” Clarify if the Fund will have long exposure to AMD and through which instruments.

Response: The Trust has added the following disclosure to the section of the prospectus titled “Synthetic Covered Call Strategy”: “As described in more detail below, the Fund will seek to provide synthetic long exposure to the [underlying stock] through the use of call options and put options.”

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

August 23, 2023

12.	Comment: In the section of the prospectus titled “Fund’s Return Profile vs AMD”, the disclosure states: “the combination of these investment instruments provides investment exposure to AMD equal to at least 100% of the Fund’s total assets.” Please clarify whether this is notional exposure and in the Principal Investments section, please explain the meaning of notional exposure. Please also explain how the 25% asset diversification test applicable to a RIC is consistent with 100% exposure.

Response: The Trust has revised the disclosure to address the Staff’s comment.

13.	Comment: Please remove the statement in the section titled “Principal Investment Strategies” in the prospectus (bolded text) that the adviser “has not made any due diligence inquiry with respect to the DBMF ETF.” Such a disclaimer is overbroad and inconsistent with an adviser’s fiduciary duties.

Response: The Trust has revised the disclosure to address the Staff’s comment.

14.	Comment: In the section titled “Principal Investment Risks - Semiconductor Industry Risk” in the prospectus, please consider whether risk disclosure should be added regarding the U.S. dependence on Taiwan and U.S. and China relations.

Response: The Trust has considered the need to include the disclosure and has determined that it is not needed at this time.

15.	Comment: In the section titled “Principal Investment Risks - Price Participation Risk” in the prospectus, the disclosure states: “The value of the options contracts is affected by changes in the value and dividend rates of AMD…”. Please explain why and how dividend rates would impact the value of the options.

Response: The Trust has added the following disclosure to the section of the prospectus titled “Principal Investment Risks - Price Participation Risk”: “Generally, options are valued taking into consideration a number of factors, including dividends paid by the underlying issuer. The market will account for projected dividends receivable in the coming weeks and months up to the options expiration date. Dividends impact the two types of options, calls and puts, in different ways. Put options tend to be more expensive since the exchange automatically drops the stock price by the amount of the dividend. Call options tend to be cheaper due to the anticipated drop in the price of the stock. Put options generally gain value as the price of the stock goes down. When the underlying stock goes ex-dividend, call options will decline and put options will increase in value as the stock price reflects the dividend to be paid. High cash dividends generally imply lower call premiums and higher put premiums.”

16.	Comment: In the section titled “Principal Investment Risks - Recent Market Events Risk” in the prospectus, please tailor the risks associated with the underlying risks to the impact on the Fund.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

August 23, 2023

17.	Comment: The disclosure in the section titled “High Portfolio Turnover Risk” states the Fund may “may actively and frequently trade all or a significant portion of the Fund’s holdings.” Accordingly, there should be corresponding disclosure of High Portfolio Turnover in the Fund’s investment strategies.

Response: The Trust has revised the disclosure to address the Staff’s comment.

18.	Comment: In the section titled “Principal Investment Strategies – Fund Portfolio” in the prospectus for the REX IncomeMax GDXJ Strategy ETF, please include more information about the underlying ETF’s index, the MVIS® Global Junior Gold Miners Index, in the disclosure, including its components and its purpose.

Response: The Trust has included the following disclosure: “The MVIS® Global Junior Gold Miners Index (MVGDXJ) tracks the performance of the most liquid small-cap companies in the global gold and silver mining industries. This is a modified market cap-weighted index, and only includes companies that invest primarily in gold or silver, generate at least 50% of their revenue from gold or silver mining, or own properties that have the potential to generate at least 50% of their revenue from gold or silver mining when developed.”

19.	Comment: In the section titled “Principal Investment Strategies – Fund Portfolio” in the prospectus for REX IncomeMax SLV Strategy ETF, please provide more details in the Investment Strategies discussion on the iShares Silver Trust.

Response: The Trust has included the following disclosure: “The iShares® Silver Trust (the "Trust") is a grantor trust designed to provide investors with a simple and cost-effective method to gain exposure to the price of silver in an investment portfolio. The Trust holds silver bullion, and is designed to reflect, at any given time, the price of silver owned by the Trust at that time, less the Trust's expenses and liabilities.”

20.	Comment: In the section titled “Principal Investment Strategies – Fund Portfolio” in the prospectus for REX IncomeMax SMH Strategy ETF, please include more information about the underlying ETF’s index, the MVIS® US Listed Semiconductor 25 Index, in the disclosure, including its components and its purpose.

Response: The Trust has included the following disclosure: “The MVIS® US Listed Semiconductor 25 Index (MVSMH) tracks the performance of the 25 largest and most liquid US exchange-listed companies in the semiconductor industry. This is a modified market cap-weighted index, and only includes companies that generate at least 50% of their revenue from semiconductors or semiconductor equipment.”

21.	Comment: In the section titled “Additional Information About The Funds’ Investments – Principal Investment Strategies” in the prospectus, please consider including the following two sentences earlier in the summary prospectuses:

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

August 23, 2023

•	The Funds expect to participate in all the underlying stock price return losses over the duration of the options contracts (e.g., if the underlying stock decreases in value by 5%, the Fund should be expected to decrease in value by approximately 5%, before Fund fees and expenses) beyond the income received from the sold call option contract premiums.
•	If the price of the underlying stock is near or has exceeded the strike price of a Funds sold call option contracts when an investor purchases Shares, such investor may have little to no upside potential remaining until the current short calls are replaced by a new set of short call, as well as remain vulnerable to significant downside risk, including the loss of their entire investment.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Statement of Additional Information

22.	Comment: Please reconcile the concentration policy (fundamental policy no. 4) which states the Fund will not concentrate with earlier disclosure that states the Fund will be concentrated.

Response: The disclosure has been harmonized to address the Staff’s comment.

23.	Comment: In the section titled “Management and Other Service Providers - Portfolio Managers” in the Statement of Additional Information, if the portfolio managers have performance-based compensation, please disclose those particular accounts.

Response: The Trust has revised the disclosure to address the Staff’s comment.

24.	Comment: In the section titled “Additional Information about Purchases and Sales - Acceptance of Orders for Creation Units” in the Statement of Additional Information, please delete the word “absolute” and the statement that the Fund reserves the “right to reject a creation order transmitted to it by the Distributor, if ...(5) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; ... and (7) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

*              *               *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee(1)	0.99%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	Under the Investment Advisory Agreement, REX Advisers, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction-related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

(2)	Other Expenses are estimated for the Fund’s initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The example also assumes that your investment has a five percent (5%) return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
REX IncomeMax [FUND]	$101	$315